SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Vale dos Ventos Wind Farm
Mataraca - PB

Conference Call 3Q16

Master Business and Management Plan
PDNG 2017-2021

Eletrobras

November/2016

Disclaimer

This presentation may contain certain estimates and projections. Such estimates and projections are not statements of events occurring in the past but reflect our management beliefs and expectations and may constitute forward-looking statements and estimates in accordance with the *Comissão de Valores Mobiliários* and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "might", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the *Real*, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the *Comissão de Valores Mobiliários* and the Securities and Exchange Commission of the United States of America. Estimates and projections refer only to the date on which they were presented, and we assume no obligation to update any of these estimates or projections due to new information or future events.

Highlights of the 3Q16

- ✓ Filing of 20-F Forms for 2014 and 2015 with the SEC;
- ✓ Approval by ANEEL of the final amount of R$ 2,579 million (Dec. 2012), of RBSE of the controlled company Eletronorte, partially accounted for in the 2Q16, with accounting acknowledgment of the balance of **RBSE** of Eletronorte and monetary update relating to RBSE under Transmission revenues of **R$ 1,499 million in the 3Q16**;
- ✓ Shareholders' Equity of **R$ 1,931 million**, impacted by the accounting of **RBSE** by the affiliate **CTEEP**;
- ✓ Approval of the privatization of CELG D, at R$1,7 billion, **R$ 913 million** of which relative to the share of Eletrobras – the auction will take place on November 30th, 2016;
- ✓ Physical aggregation of **1,518 MW** of installed capacity of generation of energy, representing an increase by 3.5% in the 9M16, with highlight to **Belo Monte** at **646 MW** out of the 1,295 MW in operation;
- ✓ Physical aggregation of **2,064 Km** in Transmission Lines, representing na increase by 3% in the 9M16;
- ✓ Impairment in the net amount of **R$ 263 million**;
- ✓ Reversal of provision for onerous contracts of **R$ 388 million**;
- ✓ Investigation Findings in the net amount of **R$ 159 million**;
- ✓ Provision for contingency of R$ **434 million;**
- ✓ Negative Net Financial Revenue of **R$ 1,489 million**, impacted by monetary adjustment of compulsory loans in the amount of **R$ 770 million**; and
- ✓ Provision of taxes (IRPJ/CSLL) relative to the acknowledgment of RBSE in the amount of of **R$ 509.82 million**.



Consolidated Result – 3Q16 (R$ million)

IFRS

Managerial

Net Revenue

IFRS: ↑ **+9% R$706 million**

3Q16 R$ 8,608 million — 3Q15 R$ 7,902 million

Managerial: ↑ **+8% R$483 million**

3Q16 R$ 6,639 million — 3Q15 R$ 6,156 million

EBITDA

IFRS: ↑ **+203% R$6,386 million**

3Q16 R$ 3,237 million — 3Q15 R$ (3,149) million

Managerial: ↑ **+2% R$15 million**

3Q16 R$ 655 million — 3Q15 R$ 640 million

Net Profit*

IFRS: ↑ **+122% R$4,875 million**

3Q16 R$ 863 million — 3Q15 R$ (4,012) million

Managerial: ↓ **-268% R$ 311 million**

3Q16 R$(427) million — 3Q15 R$(116) million

	Net Income		EBITDA		Consolidated Net Profit	
	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15
	8,608	**7,902**	**3,237**	**(3,149)**	**875**	**(4,225)**
ADJUSTMENTS						
Construction and CELG D	(470)	(1,747)		41		147
Effects of Basic Network, Existing Services (RBSE) – Taxes (IRPJ/CSLL)	(1,499)		(1,499)	0	(989)	0
Contingencies			434	445	434	445
Onerous Contracts			(388)	-82	(388)	-82
Investigation Findings			211	0	211	0
Impairment			263	3,386	263	3,386
CTEEP Equity			(1,603)		(1,603)	
Monetary adjustments of compulsory loans					770	
= **ADJUSTED**	**6,639**	**6,156**	**655**	**640**	**(427)**	**(116)**

*Net profit attributed to controlling shareholders

GT Consolidated Result – 3Q16 (R$ million)

IFRS excluding distribution

	Net Revenue	EBITDA	Net Profit
Change	+31% R$1,716 million	+281% R$ 6,271 million	+174% R$3,883 million
3Q16	R$ 7,248 million	R$ 4,036 million	R$ 1,649 million
3Q15	R$5,532 million	R$(2,234) million	R$ (2,432) million

Managerial excluding distribution

	Net Revenue	EBITDA	Net Profit
Change	+11% R$527 million	-14% R$209 million	-87% R$1.118 million
3Q16	R$5,506 million	R$1,268 million	R$161 million
3Q15	R$4,979 million	R$1,477 million	R$ 1,279 million

	Net Income		EBITDA		Net Profit	
	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15
	7,248	**5,532**	**4,036**	**(2,234)**	**1,649**	**-2,432**
ADJUSTMENTS						
Construction	(243)	(552)				
Effects Basic Network, Existing Services (RBSE) – Taxes (IRPJ/CSLL)	(1,499)		(1,499)		(989)	
Contingencies			248	346	248	346
Onerous contracts			(388)	(82)	(388)	(82)
Investigation Findings			211	0	211	0
Impairment			263	3,447	263	3,447
CTEEP Equity			(1,603)		(1,603)	
Monetary adjustments of compulsory loans					770	
= ADJUSTED	**5,506**	**4,980**	**1,268**	**1,477**	**161**	**1,279**

Consolidated Result GT = Holding + GT Companies

Result of Distribution Companies – 3Q16 (R$ million)

IFRS Distribution

Net Revenue
+4% R$60 million
3Q16: R$ 1,701 million | 3Q15: R$ 1,641 million

EBITDA
-6% R$ (54) million
3Q16: R$ (938) million | 3Q15: R$ (883) million

Net Profit
-19% R$(256) million
3Q16: R$(1,620) million | 3Q15: R$ (1,364) million

Managerial Distribution

Net Revenue
-1% R$ (11) million
3Q16: R$ 1,474 million | 3Q15: R$ 1,485 million

EBITDA
+8% R$ (81) million
3Q16: R$ (1,123) million | 3Q15: R$ (1,042) million

Net Profit
-19% R$ (230) million
3Q16: (R$1,435) million | 3Q15: (R$1,205) million

	Net Revenue		EBITDA		Net Profit	
	3Q16	3Q15	3Q16	3Q15	3Q16	3Q15
	1,701	**1,641**	**(938)**	**(883)**	**(1,620)**	**(1.364)**
ADJUSTMENTS						
Construction	(227)	(155)				
Contingencies			185	98	185	98
Impairment			0	61	0	61
= ADJUSTED	**1,474**	**1,485**	**(1,123)**	**(1,042)**	**(1,042)**	**(1.205)**

* Excludes CELG D

Gross Operating Revenue – Consolidated (R$ million)

CONSOLIDATED	3Q16	3Q15	9M16	9M15
a) Generation				
Sale of Energy and O&M	5,147	4,914	14,545	15,461
Construction revenue	98	37	103	190
Itaipu Itaipu	-47	-41	-183	64
b) Transmission				
Return Rates - Transmission	1,718	195	27,889	603
O&M revenue	763	669	2,231	1,981
Construction revenue	150	516	936	1,167
c) Distribution				
Sales and Supply	2,124	3,813	6,465	10,258
Construction revenue	222	263	594	621
CVA and other financial components	-197	103	-37	663
Other Revenues	367	279	909	927
Gross Revenue	**10,345**	**10,746**	**53,451**	**31,937**



Revenue by Segment(%)
4%
3%
21%
39%
46%
50%
25%
13%
Generation
Transmission
Distribution
Other
3Q16
3Q15

Staff, Supplies, Services and Other (R$ million)

	3Q16	3Q15	%	9M16	9M15	(%)
Staff	1,557	1,631	-4.5%	4.,02	4,114	7.0%
Supplies	87	76	14.2%	219	219	-0,.%
Services	747	657	13.8%	1,992	1,713	16.3%
Non recurring services 3Q16 (Investigation Expenses) (S1)	663	657	0.9%	1,779	1,713	3.8%
Other	500	194	158%	1.513	1,316	30.3%
Non recurring other 3Q16 pursuant to MME Ordinance 15/16) (O2)	312	194	65%	1,140	1,316	-13.3%
Total	**2,891**	**2,558**	**13.0%**	**8,125**	**7,362**	**10,4%**
Manag. Total (PM+S1+O2)	**2,628**	**2,558**	**2.7%**	**7,540**	**7,362**	**2.4%**

* The 2015 fiscal year results were adjusted to exclude Celg D's expenses, for comparative purposes, since the distribution company was deconsolidated as of 4Q15.

Operating Provisions (R$ million)

Operating Provisions	Consolidated			
	3Q16	3Q15	9M16	Balance of Mentioned Items
Guarantees	13	5	29	447
Contingencies	434	445	2,786	18,250
PCLD – Consumers and Resellers	195	71	355	1,869
PCLD – Financing and Loans	4	4	13	253
Onerous Contracts	-388	-82	1,133	2,631
Investments Losses	0	22	0	414
Impairment	263	3,386	2.611	13,233
Adjustments to Market Value	0	61	0	801
Other	27	108	209	-
Total Provisions	**549**	**4,019**	**7,137**	**37,898**

Investment (R$ million)

NATURE OF INVESTIMENTS	Budgeted* 2016	Realized 9M16	(%)
Generation	**6,327**	**3,865**	**61.1**
Corporate Expansion	2,158	888	41.2
SPEs Expansion	3,871	2,847	73.5
Maintenance	297	129	43.6
Transmission	**2,325**	**1,908**	**82.1**
Corporate Expansion	683	879	128.7
SPEs Expansion	767	823	107.4
Maintenance	875	205	23.5
Distribution	**1,398**	**664**	**47.5**
Corporate Expansion	737	472	64.1
Maintenance	661	191	29.0
Other (Research, Infrastructure and Environmental quality)	**301**	**330**	**109.6**
Total	**10,354**	**6,768**	**65.4**

* Updated pursuant to the Company's Business Plan

Net Debt (R$ million)

Consolidated


Financial Institutions
29.8
Bonds
9.1
RGR
5.7
Total 2016
R$ 44.8 billion

Consolidated Financing excluding RGR	= R$ 39.1 billion
(-) Cash + Securities	= R$ 6.8 billion
(-) Financing receivables excluding RGR	= R$ 11.7 billion
(-) Net Balance of Itaipu Financial Asset	= R$ 1.5 billion
(=) Net Debt excluding RGR	= R$ 19.1 billion

Parent Company


RGR
5.7
9.1
Bonds
Financial Institutions
10.3
Total 2016
R$ 25.9 billion

Consolidated Financing excluding RGR	= R$ 20.2 billion
(-) Cash + Securities	= R$ 4.9 billion
(-) Financing receivables excludingRGR	= R$ 30.2 billion
(-) Net Balance of Itaipu Financial Asset	= R$ 1.5 billion
(=) Net Debt excluding RGR	= R$ (16.4) billion

Business Segments

G

1,158 MW
▲3%

46,908 MW

52% MW in non renewed concessions

28% MW in concessions renewed pursuant to Law 12,783/13 (O&M)

6.6% MW in concessions pursuant to Law 13,182/15

13.2% MW through equity in SPEs

T

2,064 km
▲3%

70,148 km

90% km ≥ 230 Kv

9.6% km in non renewed concessions

81.2% in concessions renewed pursuant to Law 12,783/13

9.1% km through equity in SPEs

D

179,822 Consumers

4.2 million consumers

260,944 Km of Lines and Networks

482 municipalities served

226 substations

Corporate Focus

Evolution of Shares in the Market: BM&FBovespa



ELET 3
270,3%
ELET 6
177,7%
IEE Index
43,3%
IBOV
28,8%
out-15
nov-15
dez-15
jan-16
fev-16
mar-16
abr-16
mai-16
jun-16
jul-16
ago-16
set-16
IBOV Index
IEE Index
ELET3
ELET6

Share	December 31, 2015			September 30, 2016		
	Amount R$	Average daily volume		Amount R$	Average daily volume	
		Thousands of shares	R$ million		Thousands of shares	R$ million
ON	5.76	2.0	12.2	19.26	2.2	25.1
PN	10.44	1.6	13.9	23.87	1.8	28.6
Total Volume	-	3.6	26.1	-	4.0	53.7
Market Value	R$ 9,034.1 million			R$ 27,276 million		

+202%

Evolution of Shares in the Market: NYSE

Eletrobras



EBR
335%
EBR-B
340,97
DJ 12,93
SP 12,43
EBR
EBR-B
Dow Jones Ind. Index
SP 500
out-15
nov-15
dez-15
jan-16
fev-16
mar-16
abr-16
mai-16
jun-16
jul-16
ago-16
set-16

Share	December 31, 2015			September 30, 2016		
	Amount US$	Average daily volume		Amount US$	Average daily volume	
		Thousands of Shares	US$ million		Thousands of shares	US$ million
Common	1.36	0.69	1.30	5.88	0.56	1.53
Preferred	2.59	0.16	0.42	7.37	0.12	0.51
Total Volume	-	0.85	1.72	-	0.68	2.04


Tucuruí Hydro
Tucuruí - PA

Master Business and Management Plan
PDNG 2017-2021

Eletrobras

November/2016

Business Diagnosis

2012 to 2016	2017 to 2021

Operating Inefficiency

- Operating Costs in Generation and Transmission are greater than those in benchmarking, also the Distribution costs are higher than the regulatory ones.
- All Distribution Companies with quality indicators and Total Losses which do not comply with ANEEL requirements. High Debts of Distribution Companies with Suppliers.
- Non-Integrated Commercialization: average sale price of Eletrobras in ACL and ACR is R$ 166 MWh average, while the average of private companies is R$ 173 MWh average.

Governance and Compliance

Absence of control by the Holding of its controlled companies.
6 Material Weaknesses to be remedied

Staff Management

22,638 employees,.
28% are employees from the Holding and G&T Companies at retiring age.
1,542 managers from the Holding + G&T, 30% at retiring age.

High Indebtedness: Net Debt/Ebitda = 8.7


Manag. Net Debt
Manag. Net Debt/ Manag. Ebitda
13.6
14.4
14.1
16.3
18.2
19.1
5.9
3.8
4.9
10.4
8.2
8.7
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16

Adjusted EBITDA*	2.3	3.8	2.8	1.5	2.2	2.2

Adjusted Debt = Consolidated Financiang without RGR – Cash and Securities – financing to be receuved without RGR –Itaipu Financial Asset).
*Relating to last 12 months.

Circumstantial Challenges to Overcome

2012 to 2016

Compulsory Loan

Develop strategies to deal with compulsory loan contingencies.
Total Provision: R$ 13.44 billion.
Estimated monetary adjustment each quarter: R$ 700 million.
Cash disbursement: R$ 1 billion/year

Privatization of Distribution Companies

Prepare for sale until December 2017.

Debt with Petrobras

Unsettled debt of R$ 6.6 billion with Petrobras.

Internal Controls of Eletrobras

To eliminate 6 material weaknesses and 14 relevant deficiencies in the internal controls of Eletrobras.

Actuarial Deficit

To determine, acknowlege and equate actuarial deficits of the Social Security Funds.

2017 to 2021

Angra 3

To account for the work stoppage of Angra 3:

- R$ 8.63 billion - investments;
- R$ 8.63 billion - impairment;
- R$ 1.4 billion - onerous contracts.

CGTEE

To account for performance and losses of CGTEE.

Amazonas GT

Conclusion of the unbundling of Amazonas GT and Amazonas D.

Delay in Transmissions Construction Works

106 sites behind schedule due to environmental issues and delays in contribution.

SAP ERP System

Adopt the same version of SAP ERP System in all Eletrobras' companies.

Structural Challenges to Overcome

2012 to 2016	2017 to 2021







Decrease of Net and Gross Debt

Decrease debts through privatization, demobilization of operational and non-operational assets

Increase of Operational/Corporate Efficiency

Reduction of PMSO through **Organizational Restructuring, Voluntary Retirement Plan - PAI, Shared Service Center and automation.**

Corporate Alignment

Increase the effectiveness of the Holding corporate governance over the Eletrobras companies by means of providing strategic alignment, risks and compliance management.

Master Business and Management Plan 2017-2021

3 Strategies

18 Initiatives


Corporate Sustainability
Operational Excellence
Governance and Compliance
Financial Discipline

Strategic Ambition
PDNG 2017-2021



"To maximize the potential of competitive advantages in Generation, Transmission and Commercialization, achieving the corporate sustainability recognized by all stakeholders."

Master Business and Management Plan PDNG 2017 - 2021

Target:
Operational Efficiency

$$\frac{\text{PMSO}}{\text{PMSO Regulatory}} < 1{,}0$$

8 initiatives

1. Organizational Restructuring;
2. Voluntary Retirement Plan (PAI);
3. Implementation of PRO-ERP;
4. Shared Services Center;
5. Decrease of Administrative Costs;
6. Decrease of Overtime, Dangerousness and Standby;
7. Regulatory Strategy for G and T; and
8. Integrated Power Commercialization.


Operational Excellende
Governance and Compliance
Financial Discipline



Eletronorte staff at the Tucuruí Hydro.

Operating and Corporate Efficiency

- **Organizational Restructuring (until Feb. 2017):**
  - Decrease number of assistant and advisors with bonus;
  - Decrease number of unit managers by 52% at the Holding and by26% at controlled companies;
  - Decrease number of positions of trust (Art. 37);
  - Reassess stay of employees from other companies; and
  - Create position with bonus for projects management

ESTIMATED GAIN (2017): R$ 67.8 MILLION

- **Implementation of Voluntary Retirement Plan (PAI): 4,397 elegible**



older than 60 years
51 to 60 years
41 to 50 years
31 to 40 years
26 to 30 years
18 to 25 years
Subsidiaries
Holding

- **Implementation of SAP R3 Integrated System (PRO-ERP):**
  - Start of production: 01/01/2018 (Unify data: Finance, Assets and Supplies Management; Signle Plan of accounts; make CSC feasible).



Holding
Amazo-nas G/T
Eletro-norte
Eletro-Sul
Furnas
Eletrobras ERP
Chesf
CGTEE
Cepel
Eletro-par
Eletro-nuclear
Companies without SAP
Companies with SAP implemented

Operating and Corporate Efficiency

- **Creation of Shared Services Center - SSC (until Dec. 2017)**



Eletrobras
Cepel
Eletrobras
Eletrobras
Eletropar
Eletrobras
Furnas
CSC
Location: Rio de Janeiro-RJ
Eletrobras
CGTEE
Eletrobras
Eletrosul
Eletrobras
Chesf
Eletrobras
Eletronorte
Eletrobras
Eletronuclear

Functions of SSC:

- ✓ Finance and Treasury;
- ✓ Accounting and Tax;
- ✓ Human Resources;
- ✓ Supplies and Logistics
- ✓ Infrastructure and General Services;
- ✓ Information Technology;
- ✓ Legal; and
- ✓ Management of SPEs.

Redundancy Programa (PID-A): To be effective as of implementation of SSC for employees at the Holding and G&T companies: 4,832 elegible

Estimated Savings:
Around R$ 616 Million/year
Estimated Cost: R$ 1,028 million
and 1.67 year of payback

- **Regulatory Strategy**
  - Revise tarrifs of Angra 1 and Angra 2;
  - Remaining amount for generation indemnification: R$ 6.1 billion (Dec. 12); and
  - Increase RAP of Renewed Assets (Reactive Energy).
- **Commercialization of Integrated Energy:** Creation of **Commercialization Committee** at the **Holding** level comprised by representatives of all controlled companies with a view to increase revenue by optimizing power commercialization transactions

Note: This presentation may contain certain estimates and projections. See Disclaimer.

Master Business and Management Plan PDNG 2017 - 2021

Target:
Decrease Leverage

NET DEBT. < 4,0
EBTIDA adjusted

6 initiatives

1. Reduction of Investments;
2. Privatization of Distribution Companies;
3. Sale of office properties;
4. Sale of Equity in non-strategic SPEs;
5. Tax Optimization; and
6. Corporate restructuring aiming at the use of tax credits.



Operational Excellence
Financial Discipline
Governance and Compliance

Reduction of Indebtedness

- **Privatization of Distributors:**

Until Dec. 16

CELG DISTRIBUIÇÃO — **ESTIMATED GAIN (2017): R$ 913 MILLION**

Until Dec. 17

Eletrobras Distribuição Amazonas | Eletrobras Distribuição Alagoas | Eletrobras Distribuição Acre
Eletrobras Distribuição Rondônia | Eletrobras Distribuição Roraima | Eletrobras Distribuição Piauí

STEPS	PRIVATIZATION PROCESS	TERMS
PREPARATION	Gathering of information of distributors	Nov/16-Jan/17
	Hiring Consultancy Firm	Nov/16-Feb/17
ANALYSES	Accounting Due Diligence	Feb/17-Oct/17
	Legal Due Diligence	
	Economical-financial analysis	
	Privatization Structure	
	Corporate Adjustments	
SALE	Open Dataroom for potential investors	Jul/17-Dec/17
	Auction	Jul/17-Dec/17

- **Assets Demobilization :**
  - **Sell office properties and concentrate staff at the offices of *Fundações de Seguridade do Sistema Eletrobras*; and**
  - Divestments of SPEs (exercise tag along).

NET DEBT. < 4,0
EBTIDA



ESTIMATED : R$ 4,600 MILLION

- **Corporate Restructuring:** aiming to benefit from tax credits within structured operations.

Indebtedness Profile

Eletrobras



20,00%
18,00%
16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
With a reduction of 13% in net debt (R $ 3 billion), influenced by the reduction of gross debt and an increase in the availability of cash, it is estimated that the Net Debt/ EBITDA <4 target will be reached.
TARGET
Decrease by R$ 2,500 of debt or 7%
R$ 40.000
R$ 35.000
R$ 30.000
R$ 25.000
R$ 20.000
R$ 15.000
R$ 10.000
R$ 5.000
R$ -
Accumulated Amount
Marginal Cost of Debt
Average Cost of debt

Debt G&T Eletrobras Banking (does not include RGR): Average Cost and Marginal Cost

Reduction of Investments (R$ million)


PDNG 2015-2019
60
50
40
30
20
10
0
-29%
Infrastructure
Generation
Distribution
Transmission
PDNG 2017-2021
60
50
40
30
20
10
0

VALUE R$ 50.3 BILLION

VALUE R$ 35.8 BILLION

Sources – PDNG (2017-2021)


32.5%
42.5%
3.9%
15.3%
5.7%
Indemnification
Own Resources
Financing Obtained
RGR Distribution Companies
New Financing

Note: This presentation may contain certain estimates and projections. See Disclaimer.

Master Business and Management Plan
PDNG 2017 - 2021

Target:
Multiple Market Value > Industry Average

4 initiatives

Increase credibility towards *stakeholders*

1. Implementation of the Model of the 5 Dimensions of Compliance;
2. Alignment of the Statutes and Approval Levels;
3. Elimination of Material Weaknesses;
4. Implementation of an approach to achiever Listing in Indexes and obtaining GC Seals.

Already implemented: Qualification of the Governance of the Board Members; Filing of the Form 20-F 2014 and 2015 and Strategic Alignment between holding company and subsidiaries.



Operational Excellence
Financial Discipline
Governance and Compliance



Presidente
José Luiz Alquéres
Wilson Ferreira
Ana Paula Vescovi
Vicenti Falconi
Elena Landau
Esteves Pedro
Mozart Araújo
Carlos Eduardo
José Pais Rangel

Governance and Compliance

- **Implementation of the 5 Dimension Compliance Model;**
  - Elimination of 6 material weaknesses and 6 relevant defficiencies within Eletrobras internal controls;
  - Improve internal controls



DEVELOPMENT OF THE MANAGEMENT ENVIRONMENT OF THE INTEGRITY PROGRAM
PERIODIC ANALYSIS OF RISK
STRUCTURE AND IMPLEMENTATION POLICY AND PROCEDURES OF THE INTEGRITY PROGRAM
COMMUNICATION AND TRAINING
PROGRAM MONITORING, REMEDIATION MEASURES AND APPLICATION OF PENALTIES



Eletrobras

ESTATUTO SOCIAL DA CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

CAPÍTULO I

Da Denominação, Organização, Sede, Duração e Objeto



Compliance
Programa Anticorrupção das Empresas Eletrobras
Guia do Colaborador
Eletrobras

- Alignment of the Statutes and Approval Levels;
- Elimination of Material Weaknesses;
- Implementation of an approach to achiever Listing in Indexes and obtaining GC Seals.

Circumstantial Challenges that were Overcome

Eletrobras

2012 to 2016	2017 to 2021

BoD Governance

Election of officers pursuant to Law No. 13,303/16, known as State-owned companies Liability Law.

RBSE Indemnification

Start receiving RBSE indemnities, as of July/17, Homologation of RBSE amounts and accounting for amounts ratified pursuant to MME Ordinance No. 120/2016. RAP estimated R$ 7.5 billions – AP Aneel No. 068/16.

Privatization of Distribution Companies

Celg-D privatization, at R$ 1.7 million, of which R$ 913 million corresponding to Eletrobras' share. Bidding is to occur on November 30, 2016.
Temporary Service Rendering: execution of operation agreement for Eletroacre, Ceron, Cepisa and Ceal (waiting for decision on CER and Amazonas D).

20-F Filing

Filing on October 11th, 2016 with the SEC and Eletrobras recommenced negotiating its ADS on the NYSE on October 13th, 2016. Hogan Lovells concluded the investigation to determine the accounting impacts resulting from the violation of the FCPA, Brazilian Law No. 12,846/13 and Ethical Code of Conduct.


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Overcome Circumstantial Challenges

Eletrobras

2012 to 2016	2017 to 2021

Holding Organizational Restructuring

Eletrobras' new organizational structure;

Decrease of 228 managerial positions to 99 which represents 57%.

Adhesion of Belo Monte to MCSD

Savings of R$ 316 million due to the contractual reduction of 663,686 Mwm.

Obtaining of Resources

- Future Capital Increase Commitment: R$ 970 million additionally obtained allowing for the regularization of the contributions to Generation SPE's.
- BNDES Funding: To Sinop (R$ 0.5 billion), São Manuel (BRL 1 billion) and LT Belo Monte (BRL 2.56 billion).

International Divestment

Sale of UHE Tumarin (Nicaragua) equity held by Eletrobras (50%) : USD 22.1 million.

Corporate Identity



Mission
Acting in the energy
Markets in an Integrated,
cost-effective and sustainable form.

Future Vision
Being among the top three global companies of clean energy and among the 10 largest in the world in electricity, with a profitability comparable to that of the best in the industry and being recognized by all its stakeholders

Values
Ethics and Transparency
Focus on Results
Entrepreneurship and Innovation
Valuation and
Commitments of People
Sustainability

Main Indexes

Eletrobras

Índice de Sustentabilidade Empresarial ISE 2016

NÍVEL 1
BOVESPA BRASIL

LATIBEX
XELTO & XELTB

LISTED NYSE

Índice de Governança Corporativa Trade IGCT

THE GLOBAL COMPACT
Pacto Global
Rede Brasileira

Thank you!

Eletrobras Investor Relations team is available to answer your questions and queries.

Access Eletrobras' IR website:

Eletrobras

www.eletrobras.com.br/elb/ri

Investors Relations

invest@eletrobras.com

Telephones:
+55 21 2514 6331
+55 21 2514 4637